UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

------------------------------

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Rentrak Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

Paul A. Rosenbaum

Rentrak Corporation

7700 N.E. Ambassador Place

Portland, Oregon  97220-1393

Telephone:  (503) 284-7581

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications)

Copy to:

Mary Ann Frantz

Miller Nash LLP

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon  97204

Telephone:  (503) 224-5858

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 068463 10 8		Page 2 of 7 pages

13D

1.         Names of Reporting Persons

            I.R.S. Identification Nos. of Above Persons (Entities Only)

            Paul A. Rosenbaum

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2.         Check the Appropriate Box if a Member of a Group

            [  ]        (a)

            [  ]        (b)

3.         SEC Use Only

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4.         Source of Funds

            PF

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5.         [  ]        Check Box if Disclosure of Legal Proceedings is

                        Required Pursuant to Item 2(d) or 2(e)

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6.         Citizenship or Place of Organization

            United States

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Number of Shares Beneficially Owned by Each Reporting Person With:

7.         Sole Voting Power

            574,683

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8.         Shared Voting Power

            0

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9.         Sole Dispositive Power

            574,683

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10.       Shared Dispositive Power

            0

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11.       Aggregate Amount Beneficially Owned by Each Reporting Person

            574,683

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CUSIP 068463 10 8	Page 3 of 7 pages

12.       [  ]        Check Box if the Aggregate Amount in Row 11 Excludes

                          Certain Shares

13.       Percent of Class Represented by Amount in Row 11

            5.2 percent

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14.       Type of Reporting Person

            IN

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CUSIP 068463 10 8	Page 4 of 7 pages

Item 1.  Security and Issuer.

            The title of the class of equity securities to which this Schedule 13D (the "Statement") relates is common stock, $.001 par value ("Common Stock"), of Rentrak Corporation, an Oregon corporation (the "Company").  The address of the Company's principal executive offices is 7700 N.E. Ambassador Place, Portland, Oregon 97220-1393.

Item 2.  Identity and Background.

            (a)-(c), (f)  This Statement is filed by Paul A. Rosenbaum, whose business address is 7700 N.E. Ambassador Place, Portland, Oregon 97220-1393.  Mr. Rosenbaum's present principal occupation is Chairman of the Board of the Company.  The Company is a multi-screen media measurement company serving the entertainment and advertising industries.  The Company's address is set forth in Item 1.  Mr. Rosenbaum is a citizen of the United States.

            (d)-(e)  During the last five years, Mr. Rosenbaum has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

            Mr. Rosenbaum purchased 82,500 shares of Common Stock on August 8, 2007, pursuant to the exercise of an employee stock option for a total purchase price of $474,375.  The source of funds for the purchase was Mr. Rosenbaum's personal funds.  Mr. Rosenbaum also purchased 17,500 shares of Common Stock on August 21, 2007, pursuant to the exercise of an employee stock option for a total purchase price of $100,625, with the source of funds for the purchase being Mr. Rosenbaum's personal funds.  Mr. Rosenbaum tendered 1,717 shares of Common Stock to the Company as partial payment of withholding taxes associated with the option exercises.

Item 4.  Purpose of Transaction.

            Mr. Rosenbaum may acquire or dispose of shares of Common Stock from time to time for personal reasons.  Except in the ordinary course of acting in his capacity as Chairman of the Board of the Company, as of the date of this Statement, Mr. Rosenbaum has no present plans or proposals which relate to or would result in:

(a)        The acquisition by any person of additional securities of the Company, other than grants to and exercises of employee stock options held by Mr. Rosenbaum from time to time, or the disposition of securities of the Company, other than by gift undertaken by Mr. Rosenbaum for charitable or tax planning purposes;

CUSIP 068463 10 8	Page 5 of 7 pages

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)        Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)        Any material change in the present capitalization or dividend policy of the Company;

(f)         Any other material change in the Company's business or corporate structure;

(g)        Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)        Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)         Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

            (a)–(b)  Mr. Rosenbaum has sole power to vote and sole power to dispose of 574,683 shares of Common Stock, or 5.2 percent (based on 10,561,662 shares outstanding at January 31, 2010) of the Common Stock, including 425,000 shares subject to employee stock options that are presently exercisable.  No other stock options presently held by Mr. Rosenbaum will become exercisable by their terms in the next 60 days.

            (c)        During the past 60 days, Mr. Rosenbaum has not purchased or sold any shares of Common Stock.

            (d)-(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Except for the award agreements for employee stock options listed in Item 7, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rosenbaum and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP 068463 10 8	Page 6 of 7 pages

Item 7.  Material to be Filed as Exhibits.

99.1     Incentive Stock Option Agreement between Mr. Rosenbaum and the Company dated March 30, 2001.  (Incorporated by reference to Exhibit 10.30 to the Company's Form 10-K filed on June 29, 2001.)

99.2     Non-Qualified Stock Option Agreement between Mr. Rosenbaum and the Company dated March 30, 2001. (Incorporated by reference to Exhibit 10.31 to the Company's Form 10-K filed on June 29, 2001.)

99.3     Incentive Stock Option Agreement between Mr. Rosenbaum and the Company dated February 9, 2005.  (Incorporated by reference to Exhibit 10.17 to the Company's Form 10-K filed on June 13, 2005.)

99.4     Non-Qualified Stock Option Agreement between Mr. Rosenbaum and the Company dated February 9, 2005.  (Incorporated by reference to Exhibit 10.18 to the Company's Form 10-K filed on June 13, 2005.)

99.5     Incentive Stock Option Agreement between Mr. Rosenbaum and the Company dated September 11, 2001.

99.6     Non-Qualified Stock Option Agreement between Mr. Rosenbaum and the Company dated September 11, 2001.

99.7     Incentive Stock Option Agreement between Mr. Rosenbaum and the Company dated August 20, 2003.

99.8     Non-Qualified Stock Option Agreement between Mr. Rosenbaum and the Company dated August 20, 2003.

99.9     Non-Qualified Stock Option Agreement between Mr. Rosenbaum and the Company dated October 10, 2008.

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 4, 2010	/s/ Paul A. Rosenbaum
Paul A. Rosenbaum

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001.)